

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

February 23, 2009

Michael A. Woodhouse
Chairman, President and Chief Executive Officer
CBRL Group, Inc.
305 Hartmann Drive, P.O. Box 787
Lebanon, Tennessee 37088

> **Re: CBRL Group, Inc.**
> **Form 10-K**
> **Filed: September 30, 2008**
> **File No. 000-25225**

Dear Mr. Woodhouse:

We have reviewed your filing and have the following comments. Where indicated, we think you should implement these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or implementation is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K:

Risk Factors, page 11

1. In future filings, please remove the last two sentences in the opening paragraph. All known material risks should be disclosed. If risks are not deemed material, you should not reference them.

Exhibit 13

MD&A, page 3

2. To the extent possible, please confirm that in future filings when a change in a line item is attributed to more than one cause you will quantify each. See, for a few examples of many, the last sentence of the second paragraph under 2008 Summary, the first sentence of the third paragraph under 2008 Summary, both on page 4, the third sentence of the first paragraph and the first sentence of the second paragraph under General and Administrative Expenses.

Schedule 14A:

Compensation Discussion and Analysis, page 13

3. It is unclear whether you use two separate groups to benchmark against: i) the peer group of 19 companies listed on page 13, and ii) the group of "general industry companies" compiled by Frederick W. Cook & Co., Inc. In future filings, please revise to clarify. If you do benchmark against both groups, please, provide a list of companies in the general industry group against which you benchmark for executive compensation.

Annual Bonus Plan, page 19

4. We note your use of targets when determining annual cash awards as part of executive compensation. For future filings, please confirm that you will disclose performance metrics used by you and their corresponding cash awards. Please refer to Item 402(b) of Regulation S-K.

Long-Term Incentives, page 20

5. For future filings, please confirm that you will provide the performance metrics established to determine the amounts awarded to executives under your LTI and LTPP plans. Please refer to Item 402(b) of Regulation S-K.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director